SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,474,046	$138.05

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,133,891 shares of issuer’s common stock, which options have an approximate aggregate value of $2,474,046, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, based on a closing price per share of $8.69 of the issuer’s common stock, as reported on The Nasdaq Global Select Market as of September 30, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$138.05	Filing Party:	RadiSys Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	October 5, 2009

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 5, 2009 and amended on October 14, 2009 (the “Schedule TO”) by RadiSys Corporation, an Oregon corporation (the “Company”), in connection with the Company’s offer to its eligible employees to exchange some or all of their outstanding options, with an exercise price greater than or equal to $9.44 per share (which is equal to the 52-week high closing price of the Company’s common stock as of the start of the offer), that were granted on or before October 5, 2008, whether vested or unvested, for restricted stock units, except for employees in Canada who receive new stock options with new vesting schedules and exercise prices.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the under the Securities Exchange Act of 1934, as amended.

ITEM 4.	TERMS OF THE TRANSACTION.

The Offer to Exchange and Item 4(a) of the Schedule TO are hereby amended and supplemented as follows:

(a)	Material Terms.

“The offer expired at 12:00 p.m. (Noon), Pacific Time, on November 3, 2009. A total of 222 eligible employees participated in the offer. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange options to purchase 848,822 shares of the Company’s common stock, representing approximately 75% of the total options eligible for exchange. All surrendered options were cancelled and the Company granted a total of 169,639 restricted stock units and 34,983 new stock options in exchange therefor, pursuant to the terms of the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RADISYS CORPORATION

Date: November 5, 2009	By:	/S/ BRIAN J. BRONSON
Brian Bronson Chief Financial Officer